FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

BANCO DE CHILE

REPORT ON FORM 6-K

______________

Attached is an English translation of a notice published by Banco de Chile in the Chilean newspaper Diario Estrategia announcing its year-end results.

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the years ended December 31, 2011 and 2010

______________

	2011	2010
	MCh$	MCh$
ASSETS
Cash and due from banks	881,146	772,329
Transactions in the course of collection	373,639	429,753
Financial assets held-for-trading	336,822	308,552
Receivables from Repurchase agreements and Security Borrowing	47,981	82,787
Derivative instruments	385,688	489,582
Loans and advances to banks	648,425	349,588
Loans to customers, net	16,993,303	13,988,846
Financial assets available-for-sale	1,468,898	1,154,883
Financial assets held-to-maturity	—	—
Investments in other companies	15,418	13,294
Intangible assets	35,517	36,373
Property and equipment	207,888	206,513
Current tax assets	1,407	5,654
Deferred tax assets	116,282	111,201
Other assets	228,533	286,021

TOTAL ASSETS	21,740,947	18,235,376
LIABILITIES
Current accounts and other demand deposits	4,895,426	4,446,181
Transactions in the course of payment	155,424	208,750
Payables from Repurchase Agreements and Security Lending	223,202	81,755
Savings accounts and time deposits	9,282,324	7,697,968
Derivative instruments	429,913	528,445
Borrowings from financial institutions	1,690,939	1,281,372
Debt issued	2,388,341	1,764,165
Other financial obligations	184,785	179,160
Current tax liabilities	4,502	2,291
Deferred tax liabilities	23,213	26,333
Provisions	457,938	404,103
Other liabilities	265,765	210,726

TOTAL LIABILITIES	20,001,772	16,831,249

EQUITY
Attributable to Bank’s Owners:
Capital	1,436,083	1,158,752
Reserves	119,482	87,386
Other comprehensive income	(2,075)	5,870
Retained earnings:
Retained earnings from previous periods	16,379	16,091
Income for the year	428,805	378,529
Less:
Provision for minimum dividends	(259,501)	(242,503)
Subtotal	1,739,173	1,404,125
Non-controlling interests	2	2

TOTAL EQUITY	1,739,175	1,404,127
TOTAL LIABILITIES AND EQUITY	21,740,947	18,256,235

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the years ended December 31, 2011 and 2010

______________

	2011	2010
	MCh$	MCh$
A. CONSOLIDATED STATEMENT OF INCOME

Interest revenue	1,495,529	1,094,228
Interest expense	(624,209)	(324,377)
Net interest income	871,320	769,851

Income from fees and commissions	367,966	342,219
Expenses from fees and commissions	(59,193)	(49,957)
Net fees and commission income	308,773	292,262

Net financial operating income	26,927	19,323
Foreign exchange transactions, net	(7,973)	63,762
Other operating income	24,735	23,584
Total operating revenues	1,223,782	1,168,782

Provisions for loan losses	(124,840)	(208,590)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES	1,098,942	960,192

Personnel expenses	(316,991)	(272,737)
Administrative expenses	(229,919)	(197,669)
Depreciation and amortization	(30,711)	(30,544)
Impairment	(631)	(1,044)
Other operating expenses	(35,596)	(43,085)
TOTAL OPERATING EXPENSES	(613,848)	(545,079)

NET OPERATING INCOME	485,094	415,113

Income attributable to associates	3,300	1,926
Income before income tax	488,394	417,039
Income tax	(59,588)	(38,509)

NET INCOME FOR THE YEAR	428,806	378,530

Attributable to:
Bank’s Owners	428,805	378,529
Non-controlling interests	1	1

Net income per share attributable to Bank’s Owners:	Ch$	Ch$
Basic net income per share	5.01	4.59
Diluted net income per share	5.01	4.59

Héctor Hernández G, Accounting Manager	Arturo Tagle Q, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2012.

Banco de Chile

/s/ Alejandro Herrera A.

By: Alejandro Herrera A.

       Acting CEO